SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

SWIFT TRANSPORTATION COMPANY
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

87074U101
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
P.O. Box 1397
Tolleson, Arizona 85353
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder & Chris Kortum
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

May 30, 2014
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  87074U101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,582,115(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,582,115 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,343,515(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of the Issuer's class A common stock, par value $0.01 per share ("Class A Common Stock") and shares of the Issuer's class B common stock, par value $0.01 per share ("Class B Common Stock") held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding Company II, LLC ("Cactus Holding II"), an affiliate of Mr. and Mrs. Moyes, that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

(3)
The percentage indicated is based upon 141,199,536 shares outstanding as of April 29, 2014, which includes 88,757,598 shares of Class A Common Stock and 52,441,938 shares of Class B Common Stock outstanding as of April 29, 2014, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2014.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  After giving effect to the conversion of 1,450,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock pursuant to the New Sale and Repurchase Agreement (as defined below), the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 57.9% of the total voting power.  As indicated in footnote 2 above, the number of shares beneficially owned by the Reporting Person includes 6,761,400 shares of Class A Common Stock subject to the New Sale and Repurchase Agreement which the Reporting Person does not currently have the right to vote.  The total number of shares of Class A Common Stock and Class B Common Stock that the Reporting Person currently has the right to vote represent 54.4% of the total voting power of the Issuer’s outstanding Class A Common Stock and Class B Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,582,115 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,582,115 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,343,515(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class A Common Stock and Class B Common Stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

(3)
The percentage indicated is based upon 141,199,536 shares outstanding as of April 29, 2014, which includes 88,757,598 shares of Class A Common Stock and 52,441,938 shares of Class B Common Stock outstanding as of April 29, 2014, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2014.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  After giving effect to the conversion of 1,450,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock pursuant to the New Sale and Repurchase Agreement, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 57.9% of the total voting power.  As indicated in footnote 2 above, the number of shares beneficially owned by the Reporting Person includes 6,761,400 shares of Class A Common Stock subject to the New Sale and Repurchase Agreement which the Reporting Person does not currently have the right to vote. The total number of shares of Class A Common Stock and Class B Common Stock that the Reporting Person currently has the right to vote represent 54.4% of the total voting power of the Issuer’s outstanding Class A Common Stock and Class B Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87 (the "Moyes Trust")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 53,582,015 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 53,582,015 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,343,515(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A Common Stock and Class B Common Stock.  Mr. and Mrs. Moyes are co-trustees of the Moyes Trust and hold the voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

Includes 100 shares of Class A Common Stock held by Jerry Moyes in his individual capacity.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's involvement in the VPF Contract, as described in Item 3 hereof.

(3)
The percentage indicated is based upon 141,199,536 shares outstanding as of April 29, 2014, which includes 88,757,598 shares of Class A Common Stock and 52,441,938 shares of Class B Common Stock outstanding as of April 29, 2014, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2014.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  After giving effect to the conversion of 1,450,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock pursuant to the New Sale and Repurchase Agreement, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 57.9% of the total voting power.  As indicated in footnote 2 above, the number of shares beneficially owned by the Reporting Person includes 6,761,400 shares of Class A Common Stock subject to the New Sale and Repurchase Agreement which the Reporting Person does not currently have the right to vote. The total number of shares of Class A Common Stock and Class B Common Stock that the Mr. and Mrs. Moyes currently have the right to vote represent 54.4% of the total voting power of the Issuer’s outstanding Class A Common Stock and Class B Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC (27-4510310)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 9,410,167(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,410,167 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,171,567(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.5%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes 6,820,090 shares of Class B Common Stock and 2,590,077 shares of Class A Common Stock.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

(3)
The percentage indicated is based upon 141,199,536 shares outstanding as of April 29, 2014, which includes 88,757,598 shares of Class A Common Stock and 52,441,938 shares of Class B Common Stock outstanding as of April 29, 2014, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2014.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  After giving effect to the conversion of 1,450,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock pursuant to the New Sale and Repurchase Agreement, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 12.0% of the total voting power.  As indicated in footnote 2 above, the number of shares beneficially owned by the Reporting Person includes 6,761,400 shares of Class A Common Stock subject to the New Sale and Repurchase Agreement which the Reporting Person does not currently have the right to vote. The total number of shares of Class A Common Stock and Class B Common Stock that the Reporting Person currently has the right to vote represent 8.4% of the total voting power of the Issuer’s outstanding Class A Common Stock and Class B Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC (45-2614711)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 17,958,799(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,958,799(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,958,799(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.7%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 141,199,536 shares outstanding as of April 29, 2014, which includes 88,757,598 shares of Class A Common Stock and 52,441,938 shares of Class B Common Stock outstanding as of April 29, 2014, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2014.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  After giving effect to the conversion of 1,450,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock pursuant to the New Sale and Repurchase Agreement, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 18.7% of the total voting power.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC (27-4438129)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 17,958,799(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,958,799(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,958,799(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.7%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock held by M Capital Group Investors, LLC, of which the Reporting Person is a member.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 141,199,536 shares outstanding as of April 29, 2014, which includes 88,757,598 shares of Class A Common Stock and 52,441,938 shares of Class B Common Stock outstanding as of April 29, 2014, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2014.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  After giving effect to the conversion of 1,450,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock pursuant to the New Sale and Repurchase Agreement, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 18.7% of the total voting power.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors II, LLC (46-3644539)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 26,213,049(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,213,049(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,343,515(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A and Class B Common Stock.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 34,130,466 shares of Class A Common Stock and Class B Common Stock beneficially owned by Mr. Moyes and Mrs. Moyes.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's participation in the VPF Contract as described in Item 3 hereof.

(3)
The percentage indicated is based upon 141,199,536 shares outstanding as of April 29, 2014, which includes 88,757,598 shares of Class A Common Stock and 52,441,938 shares of Class B Common Stock outstanding as of April 29, 2014, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2014.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  After giving effect to the conversion of 1,450,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock pursuant to the New Sale and Repurchase Agreement, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 57.9% of the total voting power.  The number of shares beneficially owned by the Reporting Person includes 6,761,400 shares of Class A Common Stock subject to the New Sale and Repurchase Agreement which the Reporting Persons do not currently have the right to vote. The total number of shares of Class A Common Stock and Class B Common Stock that the Mr. and Mrs. Moyes currently have the right to vote represent 54.4% of the total voting power of the Issuer’s outstanding Class A Common Stock and Class B Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,343,515(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.7%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class A Common Stock and Class B Common Stock beneficially owned by Jerry Moyes and Vickie Moyes.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's involvement with the VPF Contract, as described in Item 3 hereof.

(2)
The percentage indicated is based upon 141,199,536 shares outstanding as of April 29, 2014, which includes 88,757,598 shares of Class A Common Stock and 52,441,938 shares of Class B Common Stock outstanding as of April 29, 2014, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2014.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  After giving effect to the conversion of 1,450,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock pursuant to the New Sale and Repurchase Agreement, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 57.9% of the total voting power.  The number of shares beneficially owned by the Reporting Person includes 6,761,400 shares of Class A Common Stock subject to the New Sale and Repurchase Agreement which the Reporting Persons do not currently have the right to vote. The total number of shares of Class A Common Stock and Class B Common Stock that the Mr. and Mrs. Moyes currently have the right to vote represent 54.4% of the total voting power of the Issuer’s outstanding Class A Common Stock and Class B Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lyndee Moyes Nester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,343,515(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.7%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of the Issuer's Class A and Class B Common Stock beneficially owned by Jerry Moyes and Vickie Moyes.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's involvement with the VPF Contract, as described in Item 3 hereof.

(2)
The percentage indicated is based upon 141,199,536 shares outstanding as of April 29, 2014, which includes 88,757,598 shares of Class A Common Stock and 52,441,938 shares of Class B Common Stock outstanding as of April 29, 2014, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2014.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  After giving effect to the conversion of 1,450,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock pursuant to the New Sale and Repurchase Agreement, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 57.9% of the total voting power.  The number of shares beneficially owned by the Reporting Person includes 6,761,400 shares of Class A Common Stock subject to the New Sale and Repurchase Agreement which the Reporting Persons do not currently have the right to vote. The total number of shares of Class A Common Stock and Class B Common Stock that the Mr. and Mrs. Moyes currently have the right to vote represent 54.4% of the total voting power of the Issuer’s outstanding Class A Common Stock and Class B Common Stock.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 5 (this "Amendment") to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011 (the "Original Statement") relates to the Class A Common Stock, par value $0.01 per share, of Swift Transportation Company, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 2200 South 75th Avenue, Phoenix, Arizona 85043.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment.

Item 2.	Identity and Background.

(a)           This Amendment is being filed jointly on behalf of Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87 (the "Moyes Trust"), Cactus Holding Company II, LLC ("Cactus Holding II"), M Capital Group Investors, LLC ("M Capital I"), Cactus Holding Company, LLC ("Cactus Holding I"), M Capital Group Investors II, LLC ("M Capital II"), Michael Moyes, and Lyndee Moyes Nester (collectively with Mr. and Mrs. Moyes, the Moyes Trust, Cactus Holding II, Cactus Holding I, M Capital I, M Capital II, and Michael Moyes, the "Reporting Persons").

This Amendment is specifically being filed to disclose Cactus Holding II’s repurchase of shares in connection with a Securities Sale and Repurchase Agreement entered into in November of 2012, and simultaneous entry into a new Securities Sale and Repurchase Agreement with a separate counterparty (the “New Sale and Repurchase Agreement”).

This statement reflects certain transactions related to the settlement of the $0.66 Trust Issued Mandatory Common Exchange Securities ("2010 METS") issued by the 2010 Swift Mandatory Common Exchange Security Trust (the "Trust"), which was required to be settled with shares of Class A Common Stock on December 31, 2013.  In connection with the 2010 METS, Jerry Moyes, Vickie Moyes, the Moyes Trust, and several trusts established for the benefit of Mr. and Mrs. Moyes' children (collectively, the "METS Participants") pledged 23,846,364 shares of Class B Common Stock to secure their obligations to the Trust to deliver a variable amount of Class A Common Stock on December 31, 2013.  The Issuer is not a party to this transaction.

Pursuant to a commitment letter (the "Commitment Letter"), dated October 7, 2013, from Citibank, N.A. ("Citibank") to Jerry Moyes and M Capital II, on October 29, 2013, Citibank and M Capital II entered into a Variable Prepaid Forward Contract (the "VPF Contract"), pursuant to which Citibank delivered 19,465,787 shares of the Issuer's Class A Common Stock to M Capital II.  The Reporting Persons used such shares to settle the METS Participants' obligations under the 2010 METS.  For more details regarding the VPF Contract and the settlement of the 2010 METS, please refer to Items 3 and 4 below.

The Original Statement reflects certain estate planning transactions undertaken by the Reporting Persons, including certain transfers of shares made on January 21, 2011 totaling 24,291,567 shares of Class B Common Stock, certain transfers of shares made on June 21, 2011 totaling 1,001,567 shares of Class B Common Stock, and certain transfers of shares made on June 30, 2011 totaling 23,978,782 shares of Class B Common Stock (collectively, the "2011 Estate Planning Transactions").  For more details regarding the 2011 Estate Planning Transactions, please refer to Item 3 below.

The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The filing of this Statement, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

(b)           The business address of the Reporting Persons is P.O. Box 1397, Tolleson, Arizona 85353.

(c)

Mr. Moyes

The principal occupation of Mr. Moyes is Chief Executive Officer of the Issuer.  The principal business address of the Issuer is 2200 South 75th Avenue, Phoenix, Arizona 85043.

Mrs. Moyes

The principal occupation of Mrs. Moyes is homemaker.  Mrs. Moyes also is involved in civic and philanthropic commitments.  Mrs. Moyes' business address is P.O. Box 1397, Tolleson, Arizona 85353.

Cactus Holding I

Cactus Holding I is a limited liability company established under the laws of the State of Alaska.  Cactus Holding I has no principal business other than aiding in Mr. and Mrs. Moyes' asset management needs.  Cactus Holding I's business address is P.O. Box 1397, Tolleson, Arizona 85353.

Cactus Holding II

Cactus Holding II is a limited liability company established under the laws of the State of Alaska.  Cactus Holding II has no principal business other than aiding in Mr. and Mrs. Moyes' asset management needs.  Cactus Holding II's business address is P.O. Box 1397, Tolleson, Arizona 85353.

Moyes Trust

The Moyes Trust is a grantor trust established under the laws of the State of Arizona.  The Moyes Trust has no principal business other than aiding in Mr. and Mrs. Moyes' probate avoidance needs.  The Moyes Trust's business address is P.O. Box 1397, Tolleson, Arizona 85353.

M Capital I

M Capital I is a limited liability company established under the laws of the State of Delaware.  M Capital I has no principal business other than aiding in Mr. and Mrs. Moyes' and their children's asset management needs.  M Capital I's business address is P.O. Box 1397, Tolleson, Arizona 85353.

M Capital II

M Capital II is a limited liability company established under the laws of the State of Delaware.  M Capital II has no principal business other than aiding in Mr. and Mrs. Moyes' and their children's asset management needs.  M Capital II's business address is P.O. Box 1397, Tolleson, Arizona 85353.  M Capital II is owned by Mr. Moyes, Mrs. Moyes, the Moyes Trust and the Children's Trusts (collectively, the "Members").  The Moyes Trust serves as the sole manager of M Capital II.  Michael Moyes is the trustee of five of the Children's Trusts, and Lyndee Moyes Nester is the Trustee of the Michael J. Moyes Trust, the remaining Children's Trust.

Michael Moyes

Michael Moyes is the son of Jerry Moyes.  Michael Moyes is currently the owner of SeatNation, LLC, an entity that engages in the buying and selling of tickets to sporting events, concerts, and other entertainment events.  SeatNation, LLC's business address is 7161 East Rancho Vista Drive Unit 112, Scottsdale, Arizona 85251.  Michael Moyes is the trustee of the Todd Moyes Trust, the Lyndee Moyes Nester Trust, the Marti Lyn Moyes Trust, the Chris Moyes Trust, and the Hollie Moyes Trust (collectively, the "Michael Trusts").

Lyndee Moyes Nester

Lyndee Moyes Nester is the daughter of Jerry Moyes.  Mrs. Moyes Nester is not currently employed.  In 2013 Mrs. Moyes Nester sold Athena Ltd., a salon and day spa, which she had owned and operated during the previous five years.  Athena, Ltd.'s business address is 20229 North 67th Avenue, Glendale, Arizona 85308.  Mrs. Moyes Nester is the trustee of the Michael Moyes Trust (together, with the Michael Trusts, the "Children's Trusts").

(d) – (e) During the last five years, none of Mr. Moyes, Mrs. Moyes, the Moyes Trust, Cactus Holding II, M Capital I, Cactus Holding I, M Capital II, Michael Moyes, or Lyndee Moyes Nester have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. and Mrs. Moyes, Michael Moyes, and Lyndee Moyes Nester are citizens of the United States of America.  The Moyes Trust was established under the laws of the State of Arizona.  Cactus Holding I and Cactus Holding II were established under the laws of the State of Alaska.  M Capital I and M Capital II were established under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the predecessor to the Issuer was founded by Mr. Moyes and his family in 1966, Mr. and Mrs. Moyes and the Moyes Trust historically have made capital contributions and purchased shares with personal, borrowed, and other funds, including while a predecessor to the Issuer was public from 1990 to 2007 and in connection with its going private in May 2007.  On December 16, 2010, Mr. Moyes used personal funds to purchase 100 shares of Class A Common Stock.

On January 21, 2011, as part of the 2011 Estate Planning Transactions, shares of Class B Common Stock were transferred from the Moyes Trust to Cactus Holding I and Cactus Holding II.  The Moyes Trust did not receive anything in exchange for these transfers.

On June 21, 2011, as part of the 2011 Estate Planning Transactions, Cactus Holding I transferred shares of Class B Common Stock to Cactus Holding II.  Cactus Holding I did not receive anything in exchange for this transfer.

On June 30, 2011, as part of the 2011 Estate Planning Transactions, M Capital I received shares of Class B Common Stock from Cactus Holding I and various trusts for the benefit of the children of Mr. and Mrs. Moyes.  Cactus Holding I did not receive anything in exchange for these transfers.

On August 22, 2011, the Moyes Trust used personal funds to purchase 280,000 shares of Class A Common Stock.

On December 15, 2011, Cactus Holding II converted 6,553,253 shares of Class B Common Stock into an equal number of shares of Class A Common Stock in connection with a pledge of securities to support personal loan arrangements entered into by Cactus Holding II.

On March 12, 2012, Cactus Holding II converted 1,068,224 shares of Class B Common Stock into an equal number of shares of Class A Common Stock in connection with a pledge of securities to support a personal loan arrangement entered into by Cactus Holding II.

On November 21, 2012, Mr. Moyes and his affiliate Cactus Holding II, adopted a 10b5-1 trading plan, pursuant to which Cactus Holding II authorized the sale of up to 4,831,878 shares of Class A Common Stock (the "Shares") held by Cactus Holding II pursuant to a Securities Sale and Repurchase Agreement (the "Sale and Repurchase Agreement").  Pursuant to the 10b5-1 plan and the Sale and Repurchase Agreement, Cactus Holding II periodically transferred Shares in exchange for cash in the amount of approximately 80% of the fair market value of the Shares being transferred, plus an annual 3.0% interest-equivalent payment for entering into the transaction (the "2012 Sale and Repurchase Transaction").  In connection with each such sale of Shares, Cactus Holding II also agreed to a full recourse obligation to repurchase the Shares (or an equal number of shares of Class A Common Stock) by the fourth anniversary of such sale for an amount equivalent to the initial payment amount. Cactus Holding II also has the right to repurchase some or all of the Shares prior to the fourth anniversary of sale.  Since Cactus Holding II may voluntarily repurchase the shares at any time, the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II does not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  This transaction is intended to be treated as a loan for tax purposes pursuant to Section 1058 of the Internal Revenue Code.

In connection with the 2012 Sale and Repurchase Transaction, Cactus Holding II transferred (i) 1,000,000 shares of Class A Common Stock for a price of $7.0056 per share on November 26, 2012, (ii) 1,000,000 shares of Class A Common Stock for a price of $6.7096 per share on December 3, 2012, (iii) 1,000,000 shares of Class A Common Stock for a price of $7.3200 per share on December 10, 2012, (iv) 1,000,000 shares of Class A Common Stock for a price of $7.0424 per share on December 17, 2012, and (v) 831,878 shares of Class A Common Stock for a price of $7.0136 per share on December 26, 2012.

On February 8, 2013, M Capital I transferred 6,000,000 shares of Class B Common Stock to Cactus Holding I.

On March 14, 2013, Cactus Holding I transferred 3,653,298 shares of Class B Common Stock to the Moyes Trust.

On April 8, 2013, the Moyes Trust transferred 3,652,298 shares of Class B Common Stock to Cactus Holding II.

On April 19, 2013, the Moyes Trust transferred 280,000 shares of Class A Common Stock to Cactus Holding II.

On May 31, 2013, Cactus Holding I transferred 2,346,702 shares of Class B Common Stock to M Capital I.

On October 4, 2013, M Capital I transferred 1,955,631 shares of Class B Common Stock to Cactus Holding I, and 68,509 shares of Class B Common Stock to each of the Children's Trusts.  On October 16, 2013, Cactus Holding I transferred 1,955,631 shares of Class B Common Stock to the Moyes Trust.  On October 23, 2013, the Moyes Trust transferred 1,955,631 shares of Class B Common Stock to M Capital II, and each of the Children's Trusts transferred 68,509 shares of Class B Common Stock to M Capital II.  The transfers referred to in this paragraph (the "M Capital II Transfers") were made in order to provide M Capital II sufficient shares of the Issuer's common stock to secure its obligations under the VPF Contract.

In connection with the contemplated settlement of the 2010 METS, on October 7, 2013, Mr. Moyes and M Capital II entered into the Commitment Letter, pursuant to which, on a closing date prior to November 1, 2013, Citibank was committed, subject to satisfaction of certain customary conditions, to enter into the VPF Contract with M Capital II.  Citibank and M Capital II entered into the VPF Contract on October 29, 2013.

Under the VPF Contract, Citibank delivered 19,465,787 shares of Class A Common Stock (the "Delivered Shares"), and M Capital II secured performance of its delivery obligations under the VPF Contract with a deposit of the Delivered Shares as collateral for the benefit of Citibank (subject to their release as described below), and further secured performance of its obligations under the VPF Contract with the deposit of an additional 2,147,652 shares of Class B Common Stock (the "Additional Shares") as collateral for the benefit of Citibank (subject to release as described below).

On October 29, 2013, pursuant to the terms of the VPF Contract, Citibank credited to M Capital II the sum of $438,758,839, M Capital II credited back to Citibank the sum of $438,758,839, and Citibank deposited in M Capital's Citibank account 19,465,787 shares of Class A Common Stock at a price of $22.54 per share.

Under the VPF Contract, M Capital II is obligated to deliver to Citibank a variable amount of stock or cash during two twenty trading day periods beginning on January 4, 2016, and July 5, 2016, respectively (the "Closing Periods").

On December 27, 2013, the Members caused M Capital II to deliver the Delivered Shares to the collateral agent for the 2010 METS in substitution for an equivalent number of shares of Class B Common Stock (the "Substituted Class B Stock").  The Members transferred the Substituted Class B Stock to M Capital II simultaneously with the substitution of such stock.  On December 31, 2013, the Delivered Shares were delivered to the Trust in satisfaction of the Members' obligations under the 2010 METS.  The remaining 4,380,577 shares of the Class B Common Stock held by the Members and pledged to the 2010 METS (the "Remaining Class B Stock") were released and simultaneously transferred to M Capital II.  The Substituted Class B Stock and the Remaining Class B Stock were immediately pledged to Citibank, upon such stock's release from the 2010 METS, as collateral for the VPF Contract.  The entry into the Commitment Letter, the entry into the VPF Contract, and the settlement of the 2010 METS as described in this paragraph are collectively referred to herein as the "2013 VPF Transaction."

On May 30, 2014, Cactus Holding II delivered irrevocable notice to the counterparty in the Sale and Repurchase Agreement that Cactus Holding II was exercising its right to repurchase the 4,831,878 shares of Class A Common Stock sold pursuant to such agreement.  Cactus Holding II simultaneously delivered $34,076,274.63 to the counterparty in satisfaction of the repurchase price (the “Repurchase Amount”).  Cactus Holding II obtained the Repurchase Amount by entering into the New Sale and Repurchase Agreement with Citigroup Global Markets Limited (“CGML”), represented by Citigroup Global Markets Inc. as its agent (“CGMI”), pursuant to which Cactus Holding II sold 5,311,400 shares of Class A Common Stock and 1,450,000 shares of Class B Common Stock to CGML (the “Sold Shares”).  The Repurchase Amount was paid in partial satisfaction of the purchase price under the New Sale and Repurchase Agreement.  The balance of the purchase price, which is $50,407,418.37 (together, with the Repurchase Amount, the “Purchase Price”), will be delivered to Cactus Holding II following the delivery of the 4,831,878 shares of Class A Common Stock from the counterparty in the Sale and Repurchase Agreement to CGML.  Cactus Holding II has an obligation to repurchase the Sold Shares for an amount equal to the Purchase Price on the second anniversary of the transaction.  Cactus Holding II is further obligated to pay an annual interest-equivalent of 3.4% for the first year of the transaction’s term and 3.0% thereafter.  Cactus Holding II has the option to repurchase the Sold Shares at any time during the two year term for an amount equal to the Purchase Price.  This transaction is intended to be treated as a loan for tax purposes pursuant to Section 1058 of the Internal Revenue Code.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation.  The 1,450,000 shares of Class B Common Stock sold to CGML pursuant to the New Sale and Repurchase Agreement automatically converted to shares of Class A Common Stock upon such sale, as provided in the Issuer's Amended and Restated Certificate of Incorporation.

Item 4.	Purpose of Transaction.

As indicated above, the June 30 Transfers were made for estate planning purposes to M Capital I.

The 2012 Sale and Repurchase Transaction was entered into for financial planning purposes, including to achieve greater liquidity.

The purpose of the M Capital II Transfers was to provide M Capital II sufficient shares of the Issuer's common stock to secure its obligations under the VPF Contract.

The purpose of the 2013 VPF Transaction was to effectively replace the 2010 METS with the VPF Contract and allow the METS Participants to satisfy their obligations under the 2010 METS (as contemplated by their terms) without reducing the number of shares owned by the METS Participants.  The 2013 VPF Transaction also will allow the METS Participants, through their ownership of M Capital II, to participate in future price appreciation of the Issuer's Common Stock, and retain the voting characteristics of the Substitute Class B Stock and the Remaining Class B Stock (collectively, the "VPF Shares").

The net effect of the 2013 VPF Transaction was to maintain the Reporting Persons' collective beneficial ownership of Class A Common Stock and Class B Common Stock at a level that existed prior to the 2013 VPF Transaction.  The transfer of the VPF Shares to M Capital II, however, effectively transferred voting and dispositive control of 4,141,746 shares of Class B Common Stock from the Children's Trusts to Jerry and Vickie Moyes, as co-trustees of the Moyes trust, which serves as the manager of M Capital II.

There was an increase of 2,147,652 shares in the quantity of shares securing the VPF Contract compared to the number of shares securing the METS Participants' obligations under the 2010 METS.  If the stock price at maturity of the VPF Contract equals or exceeds a specified percentage of the reference price for the VPF Contract determined during the VPF Contract's Closing Periods or if the VPF Contract is cash settled, some or all of the VPF Shares will be returned to M Capital II at the respective maturity dates of the VPF Contract.

In addition, M Capital II no longer intends to enter into a capped call contract (the "Capped Call"), as it has negotiated changes to the VPF Contract that permit greater participation in price appreciation of the Issuer's Common Stock without paying premiums required to purchase a Capped Call.

The New Sale and Repurchase Agreement was entered into for financial planning purposes, including to achieve greater liquidity and realize some of the appreciation in the value of Cactus Holding II’s Class A Common Stock that has occurred since the initial 2012 Sale and Repurchase Transaction.  As with the 2012 Sale and Repurchase Transaction, the New Sale and Repurchase Agreement allows Cactus Holding II to repurchase the Sold Shares at any time for an amount equal to the price paid to Cactus Holding II in the sale, allowing Cactus Holding II to maintain the economic benefit of any appreciation in the value of the Sold Shares.

(a)	There is no contemplated acquisition or disposition of additional securities of the Issuer.
(b)	There is no extraordinary corporate transaction contemplated.
(c)	There is no contemplated sale or transfer of material assets by Issuer or any subsidiaries.
(d)	There is no contemplated change in board of directors or management of Issuer.
(e)	There is no contemplated change in Issuer's capitalization or dividend policy.
(f)	There is no contemplated material change in Issuer's business or corporate structure.
(g)	There is no contemplated change in Issuer's charter, bylaws, or instruments.
(h)	There is no contemplated action affecting the NYSE listing of Issuer's Common Stock.
(i)	There is no contemplated action terminating registration of Issuer's Common Stock.
(j)	There is no contemplated action similar to any enumerated in (a) through (i) above.

The shares are held by the Reporting Persons for investment purposes.  In pursuing such investment purposes, the Reporting Persons may further purchase, hold, trade, dispose, pledge, or otherwise deal in the Issuer's Common Stock at times, and in such manner, as they deem advisable to benefit from changes in the market prices of such common stock, changes in the Issuer's operations, business strategy, or prospects, or from a sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons, and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of common stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional common stock, or dispose of all the common stock beneficially owned by them, in the public market or privately negotiated transactions.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.  The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of the common stock of the Issuer.  In addition, Mr. Moyes will continue to influence the affairs of the Issuer in his capacity as the Chief Executive Officer and director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of April 29, 2014, there were 141,199,536(1) shares of common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 60,343,515 shares of the Issuer's common stock, representing approximately 42.7%(2) of the issued and outstanding shares of common stock of the Issuer.  The filing of this amendment to Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this amendment.

Mr. and Mrs. Moyes beneficially own 60,343,515(3) shares of Common Stock, representing approximately 42.7%(2) of the issued and outstanding shares of Common Stock of the Issuer.  Mr. and Mrs. Moyes share voting and dispositive power over 53,582,115(4) shares of the Issuer's Common Stock.

Michael Moyes beneficially owns 60,343,515(5) shares of Common Stock, representing approximately 42.7%(2) of the issued and outstanding shares of Common Stock of the Issuer.
________________

1.
Includes 88,757,598 shares of Class A Common Stock and 52,441,938 shares of Class B Common Stock outstanding as of April 29, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed May 7, 2014.

2.
The percentage indicated is based upon 141,199,536 shares outstanding as of April 29, 2014, which includes 88,757,598 shares of Class A Common Stock and 52,441,938 shares of Class B Common Stock outstanding as of April 29, 2014, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2014.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  After giving effect to the conversion of 1,450,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock pursuant to the New Sale and Repurchase Agreement, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons represent 57.9% of the total voting power.  This figure represents a decrease from 58.4%, which was the last reported aggregate total voting power of all the shares held by the Reporting Persons.  As indicated in footnote 3 below, the number of shares beneficially owned by the Reporting Persons includes 6,761,400 shares of Class A Common Stock subject to the New Sale and Repurchase Agreement which the Reporting Persons do not currently have the right to vote. The total number of shares of Class A Common Stock and Class B Common Stock that the Reporting Persons currently have the right to vote represent 54.4% of the total voting power of the Issuer’s outstanding Class A Common Stock and Class B Common Stock.

3.
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

4.
Includes 2,590,177 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock.

Includes (i) shares held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power, and (ii) shares held directly and indirectly by the Moyes Trust or entities controlled by the Moyes Trust (including Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II) and over which Mr. and Mrs. Moyes, as co-trustees of the Moyes Trust, share voting and dispositive power.  For further details, please refer to the beneficial ownership tables at the beginning of this amended Schedule 13D.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

5.
Includes shares of Class A Common Stock and Class B Common Stock beneficially owned by Mr. Moyes and Mrs. Moyes. The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's involvement in the VPF Contract.

Lyndee Moyes Nester beneficially owns 60,343,515(6) shares of Common Stock, representing approximately 42.7%(2) of the issued and outstanding shares of Common Stock of the Issuer.

(c)           Transactions Effected During the Past Sixty Days:

The following transactions were with respect to shares owned by the Reporting Persons and were effected during the past sixty days.  The transactions were not effected in the open market.

On May 30, 2014, Cactus Holding II exercised its repurchase right under the Sale and Repurchase Agreement and entered into the New Sale and Repurchase Agreement.  For further information, please see Items 3 and 4 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

On October 7, 2013, Mr. Moyes and M Capital II entered into the Commitment Letter pursuant to which on October 29, 2013, upon entry into the VPF Contract, M Capital II received 19,465,787 shares of Class A Common Stock to be used in connection with the settlement of certain Reporting Persons' pre-existing obligations under the 2010 METS.  On December 27, 2013, the Members caused M Capital II to deliver the Delivered Stock to the collateral agent for the 2010 METS in substitution of the Substituted Class B Stock.  The Members simultaneously transferred the Substituted Class B Stock to M Capital II.  On December 31, 2013, the Delivered Stock was delivered to the Trust in settlement of the METS Participants’ obligations under the 2010 METS.  These transfers effectively transferred voting and dispositive power of 4,141,746 shares of Class B Common Stock from the Children’s Trusts to Jerry and Vickie Moyes, as co-trustees of the Moyes Trust, which is the manager of M Capital II.  The VPF Contract is made up of the Master Terms and Conditions for Prepaid Variable Share Forward Transactions, Transaction 1 – Supplemental Confirmation, and Transaction 2 – Supplemental Confirmation, each between Citibank, N.A. and M Capital Group Investors II, LLC, and attached hereto as Exhibits 9, 10, and 11, respectively.  For additional details regarding the VPF Contract, please refer to Items 3 and 4 above.

On May 30, 2014, Cactus Holding II exercised its repurchase right under the Sale and Repurchase Agreement and entered into the New Sale and Repurchase Agreement.  For further information, please see Items 3 and 4 above.  As security for Cactus Holding II’s obligations under the New Sale and Repurchase Agreement, M Capital II temporarily committed the 25,994,016 shares of Class B Common Stock currently committed to the VPF Contract.  This commitment will expire once CGML receives the shares subject to the 2012 Sale and Repurchase Transaction and any Sold Shares held in certificated form are reissued in the name of CGML.  The Reporting Persons currently anticipate that such commitment will expire no later than June 30, 2014.

6.
Includes shares of Class A Common Stock and Class B Common Stock beneficially owned by Mr. Moyes and Mrs. Moyes. The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's participation in the VPF Contract.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement, dated October 7, 2013, by and among the Reporting Persons, incorporated by reference to Exhibit 1 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 2	Power of Attorney of M Capital Group Investors II, LLC, incorporated by reference to Exhibit 2 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 3	Power of Attorney of Lyndee Moyes Nester, incorporated by reference to Exhibit 3 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 4	Power of Attorney of Cactus Holding Company, LLC, incorporated by reference to Exhibit 2 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 5	Power of Attorney of Cactus Holding Company II, LLC, incorporated by reference to Exhibit 3 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 6	Power of Attorney of M Capital Group Investors, LLC, incorporated by reference to Exhibit 4 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 7
Power of Attorney of Jerry Moyes, Vickie Moyes, and the Jerry and Vickie Moyes Family Trust, incorporated by reference to Exhibit 2 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010.

Exhibit 8	Power of Attorney of Michael Moyes, incorporated by reference to Exhibit 3 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 9	Securities Sale and Repurchase Agreement dated May 30, 2014, between Cactus Holding Company II, LLC, and Citigroup Global Markets Limited, represented by Citigroup Global Markets Inc. as its agent.

SIGNATURE

 After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS II, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

MICHAEL MOYES, individually

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

LYNDEE MOYES NESTER, individually

/s/ Lyndee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: June 6, 2014